Exhibit 99.1

Li-Cycle Announces “Redemption Fair Market Value” in Connection with Redemption of its Outstanding Warrants

Holders who elect to surrender their Warrants on a “Make-Whole Exercise” prior to the Redemption Date of January 26, 2022 will receive 0.253 Common Shares per Warrant

TORONTO, Ontario (January 11, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and recycling in North America, today announced the “Redemption Fair Market Value” in connection with its previously announced redemption of its outstanding warrants (the “Warrants”) to purchase common shares of the Company (the “Common Shares”) that remain outstanding at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”). Based on the Redemption Fair Market Value, Warrant holders who surrender their Warrants on a “Make-Whole Exercise” prior to the Redemption Date will receive 0.253 Common Shares per Warrant.

On December 27, 2021, the Company announced that it will redeem all of the outstanding Warrants on the Redemption Date, for a redemption price of $0.10 per Warrant. At the direction of the Company, the Company’s warrant agent, Continental Stock Transfer & Trust Company (“CST”), has delivered a notice of redemption (the “Redemption Notice”) to each of the registered holders of the outstanding Warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Common Share, or (2) surrendered by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Common Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the “redemption fair market value” (being the volume-weighted average price of the Common Shares for the ten trading days immediately following the date of the Redemption Notice) (the “Redemption Fair Market Value”). Today, CST delivered a notice (the “Redemption Fair Market Value Notice”) to the registered holders of the outstanding Warrants informing them that: (i) the Redemption Fair Market Value is $9.45 per share, and (ii) as a result, holders who surrender their Warrants on a “cashless basis” will receive 0.253 Common Shares per Warrant.

Any Warrants that have not been exercised for cash or surrendered pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date (being January 26, 2022) will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

For additional information, including information on how holders may exercise their Warrants, please refer to the Redemption Notice. For copies of the Redemption Notice and the Redemption Fair Market Value Notice and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website, at https://investors.li-cycle.com.

The Common Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259895). The SEC maintains an Internet website that contains a copy of this prospectus, at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://investors.li-cycle.com.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Common Shares, or any other securities, nor will there be any sale of the Warrants, the Common Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “expect”, “plan”, “potential”, “future”, “continuing” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the future financial performance of Li-Cycle. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the U.S. Securities and Exchange Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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